UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

THERAVANCE, INC.
(Name of Issuer)

          Common Stock, $0.01 par value per share
(Title of Class of Securities)

             88338T104
(CUSIP Number)

           December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index: Page 10

SCHEDULE 13G

CUSIP No.: 88338T104	Page 2 of 11 Pages

1.	Names of Reporting Persons. CHESAPEAKE PARTNERS MANAGEMENT CO., INC.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	3,609,307
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	3,609,307
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,609,307
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 4.2%
12.	Type of Reporting Person: CO; HC

SCHEDULE 13G

CUSIP No.: 88338T104	Page 3 of 11 Pages

1.	Names of Reporting Persons. C P MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	3,609,307
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	3,609,307
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,609,307
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 4.2%
12.	Type of Reporting Person: OO

SCHEDULE 13G

CUSIP No.: 88338T104	Page 4 of 11 Pages

1.	Names of Reporting Persons. MARK D. LERNER
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	3,609,307
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	3,609,307
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,609,307
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 4.2%
12.	Type of Reporting Person: HC; IN

SCHEDULE 13G

CUSIP No.: 88338T104	Page 5 of 11 Pages

1.	Names of Reporting Persons. TRACI LERNER
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	3,609,307
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	3,609,307
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,609,307
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 4.2%
12.	Type of Reporting Person: HC; IN

Page 6 of 11 Pages

Item 1(a).	Name of Issuer:

Theravance, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

901 Gateway Boulevard, South San Francisco, California 94080

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)   Chesapeake Partners Management Co., Inc. (“CPMC”);

ii)  C P Management, L.L.C.  (“CPM”);

iii)  Mark D. Lerner (“Mr. Lerner”); and

iv)  Traci Lerner (“Ms. Lerner”).

This statement relates to Shares (as defined herein) held for the accounts of each of Chesapeake Partners Limited Partnership, a Maryland limited partnership (“CPLP”), and Chesapeake Partners Master Fund Ltd., a Cayman Islands exempted company (“CPMF”).  CPM serves as investment adviser to each of CPLP and CPMF.   CPMC is the sole member and owner of CPM, and also serves as the general partner of CPLP and investment manager of CPMF.  Mr. Lerner and Ms. Lerner are officers of CPMC.  In such capacities, each of CPM, CPMC, Mr. Lerner and Ms. Lerner may be deemed to have voting and dispositive power over the Shares held for the accounts of each of CPLP and CPMF.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each of CPMC, CPM, Mr. Lerner and Ms. Lerner is 2800 Quarry Lake Drive, Suite 300, Baltimore, MD 21209.

Item 2(c).	Citizenship

1)   CPMC is a Maryland corporation;

2)   CPM is a Maryland limited liability company;

3)   Mr. Lerner is a citizen of the United States of America; and

4)   Ms. Lerner is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Shares”)

Page 7 of 11 Pages

Item 2(e).	CUSIP Number:

88338T104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2011, each of the Reporting Persons may be deemed the beneficial owner of 3,609,307 Shares.  This amount consists of (A) 1,840,011 Shares held for the account of CPLP, and (B) 1,769,296 Shares held for the account of CPMF.

Item 4(b)	Percent of Class:

As of December 31, 2011, each of the Reporting Persons may be deemed the beneficial owner of approximately 4.2% of Shares outstanding.  (There were 85,128,202 Shares outstanding as of October 26, 2011, according to the Issuer’s quarterly report on Form 10-Q, filed on November 2, 2011.)

Item 4(c)	Number of Shares of which such person has:

CPMC, CPM, Mr. Lerner and Ms. Lerner:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	3,609,307

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	3,609,307

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  Certain funds listed in Item 2(a) have the right to receive dividends from, and proceeds from the sale of, the Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Page 8 of 11 Pages

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHESAPEAKE PARTNERS MANAGEMENT CO., INC.

By: /s/ Mark D. Lerner
Name: Mark D. Lerner
Title: Vice President

C P MANAGEMENT, L.L.C.

By: Chesapeake Partners Management Co., Inc., its sole member and owner

By: /s/ Mark D. Lerner
Name: Mark D. Lerner
Title: Vice President

MARK D. LERNER

/s/ Mark D. Lerner

TRACI LERNER

/s/ Traci Lerner

February 14, 2012

Page 10 of 11 Pages

EXHIBIT INDEX

Ex.		Page No.
1	Joint Filing Agreement	11

Page 11 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of Theravance, Inc., dated as of February 14, 2012, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

CHESAPEAKE PARTNERS MANAGEMENT CO., INC.

By: /s/ Mark D. Lerner
Name: Mark D. Lerner
Title: Vice President

C P MANAGEMENT, L.L.C.

By: Chesapeake Partners Management Co., Inc., its sole member and owner

By: /s/ Mark D. Lerner
Name: Mark D. Lerner
Title: Vice President

MARK D. LERNER

/s/ Mark D. Lerner

TRACI LERNER

/s/ Traci Lerner

February 14, 2012